Mayer Brown LLP

700 Louisiana Street
Suite 3400
Houston, Texas 77002-2730

Main Tel +1 713 238 3000
Main Fax +1 713 238 4888

www.mayerbrown.com

Kirk Tucker

Direct Tel +1 713 238 2500

ktucker@mayerbrown.com

May 30, 2013
VIA EDGAR
Ms. Anne Nguyen Parker Mr. Kevin Dougherty U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Emerald Oil, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 19, 2013
Response dated May 15, 2013
File No. 1-35097

Dear Ms. Parker and Mr. Dougherty:

On behalf of, Emerald Oil, Inc., a Montana corporation (the “Company”), we hereby submit this letter with respect to the above-referenced preliminary proxy statement (the “Proxy Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on Schedule 14A on April 19, 2013 relating to the Company’s upcoming annul meeting of stockholders.

This letter responds to the May 28, 2013 letter that the staff (the “Staff”) of the Commission provided in respect of the Proxy Statement. For your convenience, the Staff’s comment is reproduced in bold type and is followed by the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Proxy Statement.

Preliminary Proxy Statement

Proposal 2, page 32

1.	In response to comment 1 from our letter dated May 7, 2013 you disclosed that you do not have any present intent to issue additional shares of Series A Perpetual Preferred Stock and PIK Warrants for payment of Series A Perpetual Preferred Stock dividends and that you currently expect to pay all dividends in cash. However, in your proxy statement, you make multiple statements that imply otherwise. For example:

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown llp

Ms. Parker and Mr. Dougherty
May 30, 2013
Page 2

•	In the first sentence of the third paragraph of page 33, you disclose that “we believe that the option to pay the dividends . . . with additional shares of Series A Perpetual Preferred Stock and PIK Warrants, rather than cash, will best enable us to deploy our cash to further development activities rather than making cash dividend payments.”

•	In the last sentence of the first paragraph of page 32, you disclose that “[i]f we do not obtain shareholder approval to issue additional shares of Series A Perpetual Preferred Stock and PIK Warrants, we will pay all accrued and unpaid dividends on the Series A Perpetual Preferred Stock in cash.” This appears to imply that you will only be paying all dividends in cash if shareholders do not approve your proposal.

If you do not have any present intent to issue additional shares of Series A Perpetual Preferred Stock and PIK warrants and expect to pay all dividends in cash, please revise your disclosure to make this clear.

Response:

The Company will revise the disclosure in Proposal 2 of the Proxy Statement to clarify that the Company has no present intent to issue additional shares of Series A Perpetual Preferred Stock and PIK Warrants as dividends on the Series A Perpetual Preferred Stock, but would prefer to have the flexibility to pay dividends in-kind, should future circumstances warrant. Specifically, the Company intends to make the revisions to Proposal 2 as set forth on Annex A attached hereto.

The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing response, please do not hesitate to contact me by telephone at (713) 238-2500.

Sincerely,

/s/ Kirk Tucker

Kirk Tucker
of Mayer Brown LLP

cc:	Via E-mail
McAndrew Rudisill, Emerald Oil, Inc.

Annex A

1st Paragraph, p. 32, “Background”

On February 19, 2013, we issued an aggregate of 500,000 shares of a new Series A Perpetual Preferred Stock, $0.001 par value per share, 5,114,633 shares of Series B Voting Preferred Stock, $0.001 par value per share, and warrants to purchase 5,114,633 shares of common stock to affiliates of White Deer Energy for a cash purchase price of $50 million. Cumulative dividends on the Series A Perpetual Preferred Stock accrue at an annual rate of 10%. The dividends are payable quarterly in arrears, commencing on March 31, 2013. Prior to April 1, 2015, we have the option to pay dividends on the outstanding shares of Series A Perpetual Preferred Stock either (x) in cash or (y) by issuance of (A) additional shares of Series A Perpetual Preferred Stock equal to the accrued and unpaid dividends divided by $100.00, and (B) an additional warrant (a “PIK Warrant”) to purchase shares of common stock equal to the accrued and unpaid dividend amount at an exercise price equal to such volume-weighted average price. However, we may not issue additional shares of Series A Perpetual Preferred Stock or PIK Warrants unless and until we obtain shareholder approval to issue the additional securities. We do not presently anticipate issuing additional shares of Series A Perpetual Preferred Stock and PIK Warrants in lieu of paying cash dividends. However, we believe having the option to pay the dividends prior to April 1, 2015 in the form of Series A Perpetual Preferred Stock and PIK Warrants will provide us with the flexibility to reexamine our capital structure in the future and to consider whether it would then be in the best interests of our common stockholders to make non-cash dividend payments on the Series A Perpetual Preferred Stock. If we do not obtain shareholder approval to issue additional shares of Series A Perpetual Preferred Stock and PIK Warrants, we will pay all accrued and unpaid dividends on the Series A Perpetual Preferred Stock in cash.

1st Paragraph, p. 33, “Reason for Request for Shareholder Approval

Affiliates of White Deer Energy presently own 2,785,600 shares of our common stock, representing 6.55% of our outstanding common stock. In conjunction with the issuance of the Series A Perpetual Preferred Stock, we also issued warrants to purchase an initial aggregate amount of 5,114,633 shares of our common stock to affiliates of White Deer Energy. White Deer Energy has the right under the warrants to acquire approximately ~~19.75~~12.0% of our outstanding common stock as of ~~April 19~~June 7, 2013, or approximately ~~16.49~~10.7% of our outstanding common stock on a diluted basis taking into account the exercise of the warrants. If we elect to issue additional shares of Series A Perpetual Preferred Stock and PIK Warrants as dividends on our Series A Perpetual Preferred Stock, based upon the 10% annual dividend rate of the Series A Perpetual Preferred Stock and assuming the 10-day volume weighted average closing price of our common stock was equal to $6.00 per share, we would issue White Deer Energy ~~would then have the right to acquire~~ an additional 12,500 shares of Series A Preferred Stock and a PIK Warrant to purchase 208,333 common shares of our common stock upon exercise of the PIK Warrants for the quarter ending June 30, 2013. Assuming we paid in kind all dividends through March 31, 2015 and that the 10-day volume weighted average closing price of our common stock was $6.00 per share, we would issue approximately 109,000 additional shares of Series A Perpetual Preferred Stock and additional PIK Warrants to purchase approximately 1.8 million shares of our common stock, which represents approximately ~~6.9~~4.2% of our currently outstanding common stock. The issuance of the warrants alone did not require the approval of our stockholders pursuant to the NYSE MKT Rule; however, based on the additional shares of common shares that ~~will~~ may be issued upon the conversion of the PIK Warrants in the event we pay dividends in kind, we must obtain shareholder approval prior to the issuance of any additional shares of Series A Perpetual Preferred Stock and PIK Warrants to affiliates of White Deer Energy, the holders of our Series A Perpetual Preferred Stock.

Annex A-1

2nd Paragraph, p. 33, “Reason for Request for Shareholder Approval”

In order to comply with the NYSE MKT rules and regulations, the Preferences, Limitations, and Relative Rights of the Series A Perpetual Preferred Stock set forth in our Articles of Incorporation provides that dividends on the Series A Perpetual Preferred Stock must be paid in cash unless and until our shareholders vote to approve the issuance of any additional shares of Series A Perpetual Preferred Stock and PIK Warrants. In connection with the issuance of the Series A Perpetual Preferred Stock, we agreed to include a proposal in this proxy statement to authorize the issuance of such securities in accordance with the requirements of Section 713 of the NYSE MKT LLC Company Guide, although we presently intend to pay all dividends on the Series A Perpetual Preferred Stock in cash.

3rd Paragraph, p. 33, “Reason for Request for Shareholder Approval”

~~While~~ In the event we issue any PIK Warrants, the issuance of common stock upon conversion of ~~the~~ any PIK Warrants will have a dilutive effect on our earnings per share and on each shareholder’s percentage voting power. ~~we believe that the option to pay the dividends on the Series A Perpetual Preferred Stock with additional shares of Series A Perpetual Preferred Stock and PIK Warrants, rather than cash, will best enable us to deploy our cash to further our development activities rather than making cash dividend payments.~~ While we do not presently anticipate issuing additional shares of Series A Perpetual Preferred Stock and PIK Warrants in lieu of paying cash dividends, we believe having the option to pay dividends on the Series A Perpetual Preferred Stock with additional shares of Series A Perpetual Preferred Stock and PIK Warrants ~~We also believe that the option to begin making dividend payments in additional shares of Series A Perpetual Preferred Stock and PIK Warrants instead of cash will~~ provides us with the flexibility to reexamine our capital structure ~~at such time~~ in the future and to consider whether it would then be in the best interests of our common stockholders to make non-cash dividend payments on the Series A Perpetual Preferred Stock.

Annex A-2